[Translation]

                                                                January 20, 2009

To Whom It May Concern:

                                 Company Name: TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                        Katsuaki Watanabe, President
                                        (Code Number: 7203
                                        Securities exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                        Takuo Sasaki
                                        General Manager, Accounting Division
                                        (Telephone Number: 0565-28-2121)

                      Toyota Announces Change in Management
                      -------------------------------------

Tokyo -- TOYOTA MOTOR CORPORATION (TMC) announced a list of executive nominees (for the positions of president and representative director and higher) to be officially approved at a board of directors' meeting following this year's annual general shareholders' meeting in June.

Nominated  executives (for the positions of President and  Representative  Director and higher)
-----------------------------------------------------------------------------------------------
              Name                          New title                   Current title
-----------------------------------------------------------------------------------------------
Fujio Cho                         Chairman and                  Chairman and
                                  Representative Director       Representative Director
-----------------------------------------------------------------------------------------------
Katsuaki Watanabe*                Vice Chairman and             President and
                                  Representative Director       Representative Director
-----------------------------------------------------------------------------------------------
Kazuo Okamoto                     Vice Chairman and             Vice Chairman and
                                  Representative Director       Representative Director
-----------------------------------------------------------------------------------------------
Akio Toyoda*                      President and                 Executive Vice President
                                  Representative Director       and Representative Director
-----------------------------------------------------------------------------------------------
Asterisk indicates promotion

Executive planning to retire (at the rank of President and Representative Director or higher)
-----------------------------------------------------------------------------------------------
Katsuhiro Nakagawa                Vice Chairman and Representative Director
-----------------------------------------------------------------------------------------------




                                                                 End of Document

[For Reference] Biography of the new President and Representative Director nominee (as of January 2009)


Name                Akio Toyoda

Date of Birth       May 3, 1956


Education

      Mar. 1979     Graduated from Keio University, Faculty of Law


Business Experience

      Apr. 1984     Joined Toyota Motor Corporation (TMC)

      Apr. 1998     Vice President, New United Motor Manufacturing, Inc.

      Jan. 2000     Project General Manager, Gazoo.com Div., TMC

      Jun. 2000     Director, Member of the Board, TMC

      Jun. 2001     Chief Asia Operations Officer, TMC

      Jun. 2002     Managing Director, Member of the Board, TMC

      Jun. 2003     Senior Managing Director, Member of the Board, TMC

      Jan. 2005     Chief Asia, Oceania & Middle East Operations Officer, TMC

      Jan. 2005     Chief China Operations Officer, TMC

      Jun. 2005     Executive Vice President, Member of the Board, TMC (Present)
                    Chief IT & ITS Officer


Concurrent Post

      Jun. 2006     Corporate Auditor, Toyota Boshoku Corporation